Sub-Item 77I:  Terms of new or amended securities

At its August 30, 2011, Board of Trustees meeting, the Board approved the creation of the Roxbury/Mar Vista Strategic Growth Fund (the
Fund), an additional series of the Trust.  The
Fund consists of one class of shares: which represent interest in Institutional shares of the Fund. A description of the Fund's shares is contained in its Statement of Additional
Information and Prospectus dated November 1,
2011, which was filed in the Trust's Rule 485(b) filing on October 28, 2011.